REVISED U.S. OFFER TO EXCHANGE

All Ordinary Shares, including
Ordinary Shares Represented by American Depositary Shares,
of
AVENTIS
(CUSIP: 053561106; ISIN: US0535611067)
by
SANOFI-SYNTHELABO

THE REVISED U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 30, 2004, UNLESS IT IS EXTENDED OR WITHDRAWN PRIOR TO THAT TIME.

May 28, 2004

To Our Clients:

Enclosed for your consideration are a prospectus supplement, dated May 27, 2004 (the ''prospectus supplement''), the related ADS letter of transmittal and a notice of guaranteed delivery in connection with the offer by Sanofi-Synthelabo, a French *société anonyme*, to exchange (a) each American depositary share (''ADS'') of Aventis, a French *société anonyme*, for 1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in U.S. dollars equal to €20.00 in cash, without interest, and (b) each Aventis ordinary share (other than Aventis ordinary shares represented by Aventis ADSs) for 0.8333 of a Sanofi-Synthelabo ordinary share and €20.00 in cash, without interest, in each case on the terms and subject to the conditions set forth in the prospectus, dated April 9, 2004 (the prospectus), as amended and supplemented by the prospectus supplement, and the related ADS letter of transmittal (which, together with the prospectus, the prospectus supplement and any amendments and supplements thereto, constitute the ''revised U.S. offer''). You should already have received a copy of the prospectus, or a copy should be enclosed for your consideration. If for any reason you have not received a copy of the prospectus or need another copy of the prospectus, please contact us.

Terms used in this document to the extent not defined herein shall have the same meaning as in the prospectus supplement.

We are (and our nominee is) the holder of record of Aventis ADSs held by us for your account. A tender of such Aventis ADSs can be made only by us and pursuant to your instructions. The ADS letter of transmittal is furnished to you for your information only and cannot be used to tender Aventis ADSs held by us for your account.

We request instructions as to whether you wish to tender any of or all the Aventis ADSs held by us for your account, pursuant to the terms and conditions set forth in the prospectus supplement.

1.   The revised U.S. offer is to exchange (a) each Aventis ADS for 1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in U.S. dollars equal to €20.00, in cash, without interest, and (b) each Aventis ordinary share (other than Aventis ordinary shares represented by Aventis ADSs) for 0.8333 of a Sanofi-Synthelabo ordinary share and €20.00, in cash, without interest, in each case on the terms and subject to the conditions set forth in the prospectus supplement.

The revised U.S. offer includes a mix and match election, whereby holders of Aventis ordinary shares and holders of Aventis ADSs may elect to receive for each of their tendered Aventis ordinary shares or Aventis ADSs, as applicable, either (a) all Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or (b) all cash. Specifically, the mix and match election permits holders to receive, in lieu of the standard entitlement described above:

- 1.1739 Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.3478 Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

- €68.93 in cash, without interest, in exchange for each ordinary share of Aventis tendered; or an amount in U.S. dollars equal to €68.93, in cash, without interest, in exchange for each Aventis ADS tendered.

The mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having a payment or ex-dividend date before the settlement of the offers), 71% of the Aventis ordinary shares (including Aventis ordinary shares underlying the Aventis ADSs) tendered in the revised U.S. offer and the concurrent revised French offer and revised German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 29% will be purchased for cash.

Holders are not required to make any election or to make the same election for all of the Aventis ordinary shares or Aventis ADSs that they tender. Tendering holders who wish to make a mix and match election may do so by submitting the mix and match election form to the U.S. ADS exchange agent prior to the expiration of the revised U.S. offer. Tendering holders who have not properly completed and submitted a mix and match election form prior to that time will receive the standard entitlement. Holders who make a mix and match election will not be informed of the exact number of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs or the amount of cash they will receive until settlement of the consideration under the revised U.S. offer.

2. The revised U.S. offer is being made for all outstanding Aventis ordinary shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act) and all outstanding Aventis ADSs. Sanofi-Synthelabo will, upon the terms and subject to the conditions of the revised U.S. offer, exchange the Aventis ordinary shares and Aventis ADSs validly tendered and not withdrawn before the expiration date of the revised U.S. offer. The term ''expiration date'' means 5:00 p.m., New York City time, on June 30, 2004, or, if the revised U.S. offer is extended, the latest time and date at which the revised U.S. offer, as so extended by Sanofi-Synthelabo, will expire.

3. This revised U.S. offer is being made on substantially the same terms as an offer for all Aventis ordinary shares being made in France (the ''revised French offer'') and in Germany (the ''revised German offer'') to the extent permitted by law and regulations. Sanofi-Synthelabo's obligation to accept Aventis ordinary shares and Aventis ADSs in this revised U.S. offer is subject to several conditions, including the condition that securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not properly withdrawn in the revised U.S. offer, the revised French offer and the revised German offer, on a combined basis (the ''minimum share condition'').

4. The revised U.S. offer and withdrawal rights will expire on the expiration date, which will be 5:00 p.m., New York City time, on June 30, 2004, unless: (a) the French *Autorité des marchés financiers* (''AMF'') sets a later expiration date for the tender period of the revised French offer, (b) the AMF has not set an expiration date for the tender period of the revised French offer by June 30, 2004, (c) the AMF subsequently extends the tender period of the revised French offer, or (d) the offers are withdrawn prior to that time. Sanofi-Synthelabo intends that the revised U.S. offer, the revised French offer and the revised German offer will expire simultaneously. If the revised French offer period is extended, Sanofi-Synthelabo will issue a press release announcing a corresponding extension of the revised U.S. offer.

5. Exchange of Aventis ADSs tendered and accepted for exchange pursuant to the revised U.S. offer will be made only after timely receipt by the U.S. ADS exchange agent of (a) certificates evidencing the tendered Aventis ADSs or a timely book-entry confirmation of a book-entry transfer of such Aventis ADSs into the U.S. ADS exchange agent's account at the Depository Trust Company pursuant to the procedures set forth in the prospectus supplement under ''The Revised U.S. Offer — Procedures for Tendering Aventis ADSs'', (b) a properly completed and duly executed ADS letter of transmittal (or facsimile thereof with an original manual signature), with any required signature guarantees, or an agent's message in connection with a book-entry transfer (as defined in the prospectus supplement under ''The Revised U.S. Offer — Procedures

for Tendering Aventis ADSs — Aventis ADSs in Book-Entry Form''), and (c) any other documents required by the ADS letter of transmittal.

6. Sanofi-Synthelabo will be deemed to have accepted for exchange all validly tendered and not withdrawn Aventis ordinary shares and Aventis ADSs on the expiration date subject only to the satisfaction of the minimum share condition and the other conditions described in the prospectus supplement. The AMF is expected to publish the results of the offers not later than nine French trading days following the expiration date of the offer period. However, upon determination that the minimum tender condition has been met, the AMF will publish provisional results prior to its publication of the definitive results. If the conditions are not satisfied, Sanofi-Synthelabo will promptly return all tendered Aventis securities without acquiring them.

7. Sanofi-Synthelabo expects that the delivery of any cash for tendered Aventis ordinary shares or Aventis ADSs will occur approximately 12 to 18 French trading days after the expiration date. Under no circumstances will interest be paid on the exchange of Aventis ordinary shares or Aventis ADSs tendered, regardless of any delay in making the exchange or extension of the expiration date. The cash consideration paid to holders tendering Aventis ADSs will be paid in U.S. dollars, converted at a then current spot exchange rate, and distributed, net of expenses, to such holders. For further information, see ''The Revised U.S. Offer'' in the prospectus supplement.

8. Aventis ADS holders who fail to complete and sign the Substitute Form W-9 may be subject to U.S. federal income tax backup withholding at a rate of 28%. See Instruction 12 of the ADS letter of transmittal.

If you wish to have us tender any or all of the Aventis ADSs held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth below. **If you authorize tender of your Aventis ADSs, all such Aventis ADSs will be tendered unless otherwise indicated in such instruction form.** Please forward your instructions to us as soon as possible to allow us ample time to tender Aventis ADSs on your behalf prior to the expiration of the revised U.S. offer. An envelope in which to return your instructions to us is enclosed.

The revised U.S. offer is made solely by the prospectus and the prospectus supplement, and is being made to all U.S. holders of Aventis ordinary shares and all holders of Aventis ADSs. If Sanofi-Synthelabo becomes aware of any valid statute or law of any jurisdiction prohibiting the making of the revised U.S. offer or the acceptance of Aventis ADSs pursuant thereto, Sanofi-Synthelabo will make a good-faith effort to comply with such statute or law. If, after such good-faith effort, Sanofi-Synthelabo cannot comply with such statute or law, the revised U.S. offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Aventis ADSs in such jurisdiction. The revised U.S. offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Aventis ordinary shares and Aventis ADSs in any jurisdiction in which the making or acceptance of the revised U.S. offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities or blue-sky laws require the revised U.S. offer to be made by a licensed broker or dealer, the revised U.S. offer will be deemed made on behalf of Sanofi-Synthelabo by the dealer manager for the revised U.S. offer, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

INSTRUCTIONS WITH RESPECT TO THE
REVISED U.S. OFFER TO EXCHANGE

All Ordinary Shares, including
Ordinary Shares Represented by American Depositary Shares
of
AVENTIS
by
SANOFI-SYNTHELABO

The undersigned acknowledge(s) receipt of your letter enclosing the prospectus supplement dated May 27, 2004 (the ''prospectus supplement''), and the related ADS letter of transmittal, pursuant to an offer by Sanofi-Synthelabo to acquire all the issued and outstanding Aventis ordinary shares and Aventis ADSs, upon the terms and subject to the conditions and the related ADS letter of transmittal. The undersigned also acknowledge(s) receipt of the related prospectus, dated April 9, 2004.

This will instruct you to tender the number of Aventis ADSs indicated below (or, if no number is indicated below, all Aventis ADSs) that are held by you for the account of the undersigned, on the terms and subject to the conditions set forth in the prospectus, the prospectus supplement and in the related ADS letter of transmittal.

The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any Aventis ADSs submitted on my behalf to the U.S. ADS exchange agent will be determined by Sanofi-Synthelabo (which may delegate power in whole or in part to the U.S. ADS exchange agent), and such determination shall be final and binding.

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┌─────────────────────────────────────────────┐
│  Number of Aventis ADSs to Be Tendered*     │
│                                             │
│        _____               │
└─────────────────────────────────────────────┘
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Dated: _____ , 2004

Mix and Match Election: (Complete only if you would like to exercise the mix and match election)

Enter the number of Aventis ADSs for which you would like to make a mix and match election.	**1**	
Enter the number of Aventis ADSs for which you would like to receive 2.3478 Sanofi-Synthelabo ADSs per tendered Aventis ADS.	**2A**	
Enter the number of Aventis ADSs for which you would like to receive an amount in U.S. dollars equal to €68.93 in cash, without interest, per tendered Aventis ADS. *Note: The sum of the number in Box 2A and the number in Box 2B must equal the number in Box 1.*	**2B**	

SIGN HERE

_____
Signature(s)

_____
Please Print Name

_____
Address

_____
Area Code and Telephone Number

_____
Tax Identification or Social Security Number(s)

_____

* Unless otherwise indicated, you are deemed to have instructed us to tender all Aventis ADSs held by us for your account.

PLEASE RETURN THIS FORM TO THE BROKERAGE FIRM OR OTHER NOMINEE MAINTAINING YOUR ACCOUNT.